April 15, 2014
Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tia L. Jenkins
Myra Moosariparambil
Nasreen Mohammed

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed February 14, 2014
File No. 001-08944

Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 13, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).
Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the Year Ended December 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 62
Results of Operations - Consolidated, page 65

1.
We note that you recorded gains of $67.3 million due to foreign exchange re- measurement on short-term intercompany notes, and bank balances denominated in U.S. dollars and certain monetary financial assets and liabilities. Please quantify and explain the amount of cash and short-term investments in foreign subsidiaries that generated these gains. Please quantify the amount of gain associated with the intercompany notes and expand your accounting policy to discuss how you account for foreign exchange gain/(loss) related to short-term intercompany loans.

Response:
Our cash balances at our Asia Pacific Iron Ore segment, where the functional currency is the Australian Dollar, are denominated in U.S. dollars and ranged from approximately $6 million to $280 million throughout 2013. Remeasurement of these balances generated gains of approximately $34 million for the year ended December 31, 2013. The short-term intercompany loans outstanding during 2013 were approximately $200 million, which generated approximately $34 million in gains for the year ended December 31, 2013. These two components resulted in a remeasurement gain in our Statements of Consolidated Operations reported in U.S. Dollars of approximately $67 million.

We will expand our disclosure in future filings to include our policy related to the foreign exchange gain/(loss) related to short-term intercompany loans, to the extent applicable, consistent with the following:
“Our financial statements are prepared with the U.S. dollar as the reporting currency. The functional currency of the Company’s Australian subsidiaries is the Australian dollar. The functional currency of all other international subsidiaries is the U.S. dollar. The financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for each period for revenues, expenses, gains and losses. Where the local currency is the functional currency, translation adjustments are recorded as accumulated other comprehensive income or loss. Income taxes generally are not provided for foreign currency translation adjustments. To the extent that monetary assets and liabilities, inclusive of intercompany notes, are recorded in a currency other than the functional currency, these amounts are remeasured each reporting period, with the resulting gain or loss being recorded in the Statement of Consolidated Operations. Transaction gains and losses resulting from remeasurement of short-term intercompany loans are included in Miscellaneous-net in our Statements of Consolidated Operations and were approximately $34 million for the year ended December 31, 2013.”

Critical Accounting Estimates, page 99
Valuation of Long-Lived Assets, page 103

2.
We note that on February 11, 2014, you announced that you are idling production at the Wabush mine in the first quarter of 2014 due to unsustainable high cost structure experienced during 2013. We also note that you have recorded impairment of $154.6 million after you performed your impairment analysis. Please expand your disclosures to provide the following:

a)	the total value of the long-lived assets at the Wabush reporting unit at December 31, 2013;

b)	explain when you performed the impairment analysis and your economic assumptions, specifically the life of the mine assumed;

c)	discuss the extent to which the estimates or assumptions have changed or are reasonably likely to change in the future; and

d)	explain whether there are any material uncertainties associated with the realizability of these assets and if you foresee recognizing a material write-down or impairment charge in the future.
Response:

a)
As of December 31, 2013, the remaining net book value of the long-lived assets related to the asset group idled in February 2014 was approximately $74.5 million, which primarily represents the appraised value of the mobile equipment assets as well as the fair market value of the remaining iron ore reserves.

b)
The Company performed its impairment analysis during the fourth quarter of 2013 in conjunction with its annual operating plan cycle, management’s analysis of future strategic options, including an idling of the facility, and upon review of year-to-date results available at that time. Based on actual and projected unprofitable results, specifically, projected negative undiscounted cash flows yielded via use of the Company’s long-range plan (five years), we engaged a third party to assist in estimating the fair market value of the long-lived assets. We did not utilize a discounted cash flow technique for the majority of the fair value estimates, but instead utilized a market approach to determine the value of the remaining mobile equipment and mineral reserves based on published sales/asking prices for assets comparable to the assets, adjusted for physical deterioration, as well as implied fair values per ton of reserves based on recent market transactions and published data.

c)
The Company has not observed a significant change or deterioration of the estimated value of the long-lived assets since its financial statements for the year ended December 31, 2013 were issued. The Company considers a variety of inputs to its estimates of fair value and, although reasonably likely to change, does not anticipate the change to be significant.

d)
We acknowledge the inherent uncertainties associated with estimates of fair value and believe that the assumptions used remain materially consistent with the anticipated recoverability of the assets we reviewed in the fourth quarter of 2013. Given that the majority of the assets remaining value is correlated to recent market information (i.e., transactions to acquire minerals and published sales transactions for comparable assets), we do not anticipate a material write-down of the remaining value in the foreseeable future.

We propose disclosure consistent with the following, if material or applicable, to be included in future filings:
“As of December 31, 2013, the remaining net book value of the Wabush long-lived assets was approximately $74.5 million, consisting primarily of mobile equipment and, to a lesser extent, mineral reserves. These balances were determined based on appraised values derived from recent market transactions or data, adjusted for condition, grade and other factors. Based on current projections, we do not anticipate future adjustments to these net book values that would be material to our consolidated financial statements.”

3.
We note that you have $4.9 billion of long-lived assets at the Bloom Lake iron ore operation at December 31, 2013 and did not record any impairment. We also note that you have experienced higher than expected production costs, capital expenditures expectations have surpassed your original expectations and on February 11, 2014, you announced that you are exploring various strategic alternatives for your Bloom Lake mine. Please expand and/or modify your disclosure to provide the following:

a)	discuss whether the fair value exceeded the carrying value by a substantial percentage;

b)	the method(s) used to determine critical accounting estimates;

c)	the accuracy of past estimates or assumptions;

d)	the extent to which the estimates or assumptions have changed or are reasonably likely to change in the future and the drivers that affect variability; and

e)	evaluate the sensitivity to change of the critical accounting estimates and discuss whether management foresees recognizing a material write-down or impairment charge in the future.
Response:

a)
The long-lived assets of the Bloom Lake operations consist of amortizable assets such as mineral reserves, property and equipment and other finite-lived assets. As disclosed, the asset group is tested for recoverability, if impairment indicators are identified, by comparing the asset group’s projected undiscounted cash flows with its carrying value. If the sum of the undiscounted cash flows of the asset group is less than the carrying amount, the Company would compare the asset group’s fair value to its carrying amount to measure an impairment loss. The asset group was considered recoverable based on the sum of its projected undiscounted cash flows; therefore, no impairment charge was measured or recorded. These undiscounted cash flow estimates considered and incorporated various probability-weighted cash flow scenarios due to our contemplation of strategic alternatives, as permitted and encouraged by ASC 360-10. The Bloom Lake operation’s projected undiscounted cash flows exceeded the carrying value of the asset group by approximately 35% at December 31, 2013.

b)
We utilize a variety of methods to determine the key inputs to our projections used to determine the future cash flow of our asset groups. These undiscounted cash flow projections are compared to the carrying value of the asset group to determine if the amounts are recoverable, in accordance with ASC 360-10-35-17. Key assumptions used in these projections include global iron ore pricing expectations, production cost estimates and capital expenditure assumptions.

We also utilize a wide range of inputs to develop our expectations regarding short- and long-term pricing expectations, which is the basis for all export sales agreements for Bloom Lake concentrate. This includes estimates of industry analysts and global supply-demand modeling, as well as known or expected events that may have an impact on the global pricing of iron ore. Our production cost estimates and capital investment requirements are developed and driven primarily by internal production modeling, which includes mine-specific cost and volume considerations based on current and expected mine plans. Due to the long-life of our reserves in Eastern Canada, we apply various economic assumptions to our internal cash flows beyond five years to estimate future undiscounted cash flows of the asset group.

c)
The Company acquired its majority ownership of Bloom Lake Partnership through its acquisition of Consolidated Thompson on May 12, 2011. At the time of the acquisition, Bloom Lake had only been producing for a short period of time at an annualized production rate ranging from 5.0 to 6.0 million tons. The full production capacity at the time was estimated to be approximately 8.0 million tons per year, based on the existing geological and operational data. There was further ability to expand that production capability to 16.0 million tons per year with the addition of a second mill. Since then, through the maturation of this start-up operation, there have been a variety of factors identified that have reduced our annual capacity estimate and therefore impacted cost expectations for the Phase I operations. However, since the time of the acquisition, the overall reserve base has increased significantly from our initial expectations. The additional reserve base combined with lower annual production expectations, extended the life of the mine and the duration of the resulting cash flows.

In addition to the aforementioned items, since the time of acquisition, management has refined the engineering work and related estimates of costs to complete the Phase II expansion and the mine’s tailings and water management systems, noting a substantial increase in the scope and cost of these capital projects. The increased capital and cost per ton expectations in conjunction with lower annual production estimates resulted in a significant decline in the net present value employed to estimate fair value of the Bloom Lake reporting unit in 2012 and as part of our annual goodwill impairment analysis, resulted in a $1 billion charge to write down all goodwill of the reporting unit.
Since the date of acquisition, management has worked diligently to advance the maturity of the Bloom Lake mine. As we have learned more about the ore body and the operating characteristics of the mill, we have further refined our cash flow estimates, particularly with respect to our capital and production cost estimates in 2013. As a result, we have experienced cash costs of goods sold per ton that have been within the range of the estimates given in our public disclosures during the course of 2013.
Our recent estimates of controllable inputs to our cash flow estimates have been based on the best information and analysis yielded by our production modeling and capital requirement estimates to support the most recent future operating state of the operation. For uncontrollable, macroeconomic factors and assumptions (e.g., commodity price, inflation, relative currency strength, etc.), we utilize a variety of independent sources of data and inputs to derive our estimates. Due to the volatility of commodity markets, foreign currency exchange rates, interest rates and other non-controllable factors, we provide disclosures within our Form 10-K (Part II, Item 7) to specifically disclose the inherent risk of these assumptions and the risk to our business and specifically to the valuation of our long-lived assets and estimates of recoverability.

d)
As discussed above, our estimates of undiscounted future cash flows are used to support our valuation assertion on the recoverability of long-lived assets of Bloom Lake, which is driven primarily by the key assumptions surrounding global iron ore pricing, production costs and capital expenditure estimates. Further, as discussed above, our operating plan and production optimization efforts have resulted in more stable production costs and capital estimates. In relation to our iron ore pricing estimates, the global market for iron ore has experienced extreme volatility since 2009, with benchmark pricing ranging from $80 per ton to $180 per ton. This short-term volatility is considered in our pricing estimates, and we continue to monitor global supply-demand to determine whether our assumptions remain valid in the short and long term. This estimate is reasonably likely to change; however, we believe the appropriate factors are considered and incorporated to capture the variability driven by the macroeconomic factors discussed above.

e)
We believe that, of the key assumptions discussed above and disclosed in the Form 10-K, production cost and capital expenditure are reasonable estimates that incorporate the information available from our experience since acquisition and, although sensitive to change, are not expected to vary significantly. Our internal cash flow models are most sensitive to variation in the global pricing estimate. We evaluate sensitivity of our critical accounting estimates as part of our process and note that, taken in isolation, a decrease in global benchmark pricing of approximately 15-20%, an increase in production costs of approximately 25-30% or an increase in life-of-mine capital of approximately 120-125% could result in a material write-down of our long-lived assets. As we experience changes to the global market and production environment or as trends or uncertainties indicate that revision to our estimates are necessary, we will incorporate such changes into our assumptions used to develop critical accounting estimates and provide additional disclosure insofar as it is meaningful to the users of our financial statements.
As disclosed in Item 1A, “Risk Factors” and in Item 7, "Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates”, the Company alerts the financial statement users to the sensitivity of its estimates to changes in the key assumptions noted above. In its future filings, we will expand our disclosure related to the valuation of our Bloom Lake long-lived assets to incorporate more concise information regarding the sensitivity of these assumptions and susceptibility of its long-lived assets to material future impairments, to the extent applicable, consistent with the following:
“For the purpose of testing the recoverability of our long-lived assets, we consider the Bloom Lake iron ore operation to be an asset group.  During 2013, we experienced higher than expected production costs in the current operation of the Bloom Lake iron ore mine. Additionally, capital expenditure expectations to complete the Phase II expansion and required tailings and water management systems have surpassed original expectations.  Both conditions have a negative impact on the profitability and cash flows of that business.  Continuation of such trends, changes in forecasted long-term pricing and/or other economic assumptions (e.g., inflation rates and exchange rates) could impact our ability to recover the carrying value of our long-lived asset group, which was approximately $4.9 billion at December 31, 2013. Any of the following deteriorations of our current assumptions could result in a material write-down to the long-lived assets of our Bloom Lake asset group:

•	a decrease in global benchmark pricing of approximately 15-20%;

•	an increase in production costs of approximately 25-30%; or

•	an increase in life-of-mine capital expenditures of approximately 120-125%.”

Item 8. Financial Statements and Supplementary Data, page 108
Note 1. Basis of Presentation and Significant Accounting Policies, page 115

4.
We note you recorded $45.1 million as an adjustment to Net Income (Loss) Attributable to Cliffs Shareholders and a reduction of Loss (income) attributable to noncontrolling interest for the year ended December 31, 2013. We also note the effect of the error correction resulted in an increase to your earnings by 14% for the year ended December 31, 2013. Please address the following:

a)	tell us when and how you discovered the error;

b)	describe in greater detail the nature of the error in your accounting of non-controlling interest; and

c)
please provide us with your analysis of the materiality of the error. Discuss why you concluded that the adjustment was to be recorded prospectively in the Statement of Consolidated Operations for the period ended December 31, 2013.

Response:

a) and b)
Our internal financial records are maintained at the legal entity level, which track results at disaggregated levels to accommodate a number of internal and external reporting requirements. Additionally, as is common practice, we maintain various ledgers to capture consolidation activity, such as intercompany eliminations and adjustments to historical balances made as a result of acquisition accounting. Upon the acquisition of Consolidated Thompson in 2011, which included the acquisition of the majority interest in the Bloom Lake partnership (“Partnership”), we maintained the historical basis of the assets and liabilities of the Partnership entity to enable us to satisfy our historical reporting of the Partnership on a stand-alone basis, and recorded all adjustments made to the assets and liabilities required by applying the acquisition method of accounting on a separate ledger within our consolidation system. As a result, the post-acquisition activity of the operations was captured in our consolidated financial results; however, the post-acquisition effect of the fair value adjustments (e.g., inventory fair value step-up and depletion of stepped-up value of mineral reserves) was fully allocated to Income Attributable to Cliffs shareholders, rather than a portion being appropriately attributed to the noncontrolling interest.
It was determined that the correction of this error would result in a reclassification of the amounts between Cliffs Shareholders’ Equity and Noncontrolling Interest when initially identified in the first quarter of 2013 in connection with our financial statement close and, on a prospective basis, the allocation methodology was adjusted to include all earnings and losses, including the effect of our acquisition accounting adjustments to our noncontrolling interests. During the fourth quarter of 2013, the Company diluted a noncontrolling owner in the Partnership. In calculating the impact of the dilution to our financial statements, we determined that the correction, which was initially concluded to be a reclassification within total shareholders’ equity, should be adjusted through earnings in order to correct the understatement of Income Attributable to Cliffs Shareholders that originated in 2011 and 2012. No portion of the adjustment related to correction of activity originating in 2013.

c.
In reaching our conclusion regarding materiality and prospective correction of this error during 2013, we considered both quantitative and qualitative analyses as required by ASC 250-10-S99, formerly Staff Accounting Bulletin Nos. 99 and 108 Materiality (“SAB 99”), in relation to the consolidated financial statements. The Company noted that the error did not affect net income, total equity, assets, liabilities, or cash flows. Therefore, we considered this error and subsequent correction immaterial to our financial condition and operating performance.

Due to the impact on earnings and earnings per share attributable to Cliffs Shareholders, we evaluated the impact on 2013 and prior years.

	For the year ended December 31, (In millions)
	2013	2012	2011
Net income/(loss) attributable to Cliffs’ shareholders - as reported	$364.8	$(899.4)	$1,619.1
Noncontrolling interest adjustment	(45.1)	34.9	10.2
Net income/(loss)attributable to Cliffs’ shareholders - as adjusted/if corrected	$319.7	$(864.5)	$1,629.3

Out of period amounts (% of net income)	(12.36)%	(3.88)%	0.63%

EPS as reported	$2.40	$(6.32)	$11.48
EPS as adjusted/if corrected	$2.11	$(6.08)	$11.56
Consensus EPS	$3.09	$3.64	$11.34
Qualitative Analysis
As the evaluation of the materiality of an error should include both quantitative and qualitative considerations, we further evaluated various qualitative considerations. In our analysis, we have considered the following factors identified in the SEC Advisory Committee “Progress Report” that could indicate that a quantitatively large error is not material, as well as the recent views of the SEC Staff that a robust analysis of all relevant quantitative and qualitative factors, including non-GAAP financial measures, are necessary in an evaluation of the materiality of errors in previously issued financial statements, including:

•
As illustrated quantitatively above, the correction of, or failure to reflect the adjustments in the period of origination and the period in which it was corrected, would not have resulted in failing to meet or to achieve analysts’ expectations or result in a significant change in earnings or trends. As a fully consolidated subsidiary, we reflect 100 percent of the results of the partnership; therefore, there is no significant change in key metrics or ratios utilized by our investors to measure performance, including, but not limited to, revenue growth, realized product revenue rate per ton, cost of goods sold and operating expense rate per ton and sales margin.

•
Our financial covenants for our revolving credit facility include financial metrics; however, none are affected in any period by the adjustment to correct allocation of income to the noncontrolling interest. These covenants are based on EBITDA compared to total interest expense and total debt compared to total equity. Further, the Company did not have any outstanding borrowings subject to covenant compliance at the end of 2013.

•
Financial statement users such as our minority partner or other minority partners do not rely on the noncontrolling interest account as it is not representative of the position of the investment in our subsidiaries, but rather a consolidation account as prescribed by the provisions of ASC 810-10-65.

•	The misstatements did not result in changing a loss into income or vice versa in any of the fiscal years.

•	The misstatements did not affect our reportable segment results for any of the fiscal years.

•	The misstatements did not affect management’s compensation for any of the fiscal years.

•	The misstatements did not involve concealment of an unlawful transaction in any of the fiscal years
Based on the analysis above, we concluded that the impact of the error, including its correction in 2013, was both quantitatively and qualitatively immaterial to our reported results for all periods presented. In addition, we provide investors with non-GAAP measures of earnings, which add back or deduct amounts that we understand are not relevant to reasonable investor models as part of our earnings announcements. We have prominently disclosed the impact of the error correction in the notes to the financial statements and the calculation of non-GAAP measures provided to investors.
Note 15. Income Taxes, page 179

5.
We note 21.8% of the impact in your tax rate is due to income not subject to tax. Please tell us the primary components of this amount, including the tax rates for specific foreign jurisdictions. To the extent this line item is comprised of individually significant items, please provide draft disclosure to be included in future filings that quantifies and clarifies the impacts of foreign jurisdictions on your tax rate. Please also expand your discussion of income taxes in management’s discussion and analysis to address these items.

Response:
Income not subject to tax is related entirely to divergent tax characterization between two countries of an intercompany loan and resulting interest income and expense thereon. The first intercompany loan is between the U.S. parent entity (lender) and its Canadian subsidiary (borrower), with the second between a Canadian subsidiary (lender) and an Australian subsidiary (borrower). For each of these intercompany loans, the interest expense is treated as debt by the borrower under the tax rules of that respective country and is deductible for tax purposes, whereas the arrangement is characterized as equity by the lender pursuant to the tax rules of that country and, therefore, the interest income is considered non-taxable.
In future filings, we will include disclosure consistent with the following to the extent the impact on our tax rate is applicable and material:
“The tax benefit of the income not subject to tax was $106.5 million for the year ended December 31, 2013, resulting in a 21.8% impact to the effective tax rate. Of this, $84.8 million, or 17.3% relates to non-taxable interest income in the US not subject to the statutory rate of 35%, and $21.8 million or 4.5% relates to non-taxable interest income in Canada not subject to the Canadian statutory rate of 26.9%.”
Form 8-K furnished February 14, 2014
Exhibit 99.1

6.
We note you disclose cash cost per ton by segment in your fourth quarter 2013 earnings release. We also note you disclose the Company generated $157 million free cash flow after dividends in the investor presentation included on your website for the fourth quarter 2013 earnings call. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures. In particular, we note that you have not identified cash costs or free cash flow as non-GAAP measures and have not reconciled these measures to the most comparable GAAP measure. Please provide draft disclosure to be included in future filings and confirm that these measures will be identified as non-GAAP measures in all public filings, including press releases.
Response:
We acknowledge the Staff’s comment regarding not clearly identifying these measures as non-GAAP in the above-referenced Form 8-K or the investor presentation. We consider the disclosures required by Item 10(e) of Regulation S-K in preparation of our materials filed with or furnished to the Commission as well as provided to our investors. Specific to each of your comments provided:

•
We considered whether presentation of free cash flow violated the prohibitions of Item 10(e)(1)(ii), noting that our measure represented cash flow from operations less capital expenditures, less dividends. We utilize and disclose this measure of free cash flow as we believe it is more meaningful and reflects the capital requirements of our business. We believe that our transparent disclosure of the definition of free cash flow is appropriate so as not to be misconstrued as the more widely-held, uniform definition of the measure. We will clearly indicate this as a non-GAAP measure and reconcile to our cash flow from operations, the most directly comparable GAAP measure, in future public disclosures.

•
We consider cash costs per ton to be a widely-acknowledged and useful measure of productivity and performance by our investors and other users of financial information, particularly in the capital intensive industry in which we operate. However, we acknowledge the Staff’s observation and will ensure these measures are clearly identified and reconciled to the nearest GAAP measure in future public disclosures.

We will provide disclosures consistent with those below as recommended by the Staff in future public disclosures, to the extent applicable:
“Cliffs has presented Free Cash Flow and cash cost per ton, which are non-GAAP financial measures, that management uses in evaluating operating performance. The presentation of these measures are not intended to be considered in isolation from, as a substitute for, or as superior to, the financial information prepared and presented in accordance with U.S. GAAP. The presentation of these measures may be different from non-GAAP financial measures used by other companies. We provide a reconciliation of these measures to their most directly comparable GAAP measures in the tables below.

(In Millions)
Year Ended December 31,
2013
NET CASH PROVIDED BY OPERATING ACTIVITIES	$1,145.9
Less:
Purchase of property, plant and equipment	(861.6)
Common stock dividends	(91.9)
Preferred stock dividends	(35.7)
FREE CASH FLOW *	$156.7
* Free cash flow is defined as net cash provided by operating activities less purchases of property, plant and equipment and less dividends paid, which is a non-GAAP financial measure that management uses in evaluating operating performance. The presentation of this measure is not intended to be considered in isolation from, as a substitute for, or as superior to, the financial information prepared and presented in accordance with U.S. GAAP. The presentation of these measures may be different from similarly titled non-GAAP financial measures used by other companies.

	Three Months Ended December 31,		Year Ended December 31,
	2013	2012	2013	2012
Volumes - In Thousands of Long Tons
Total sales volume	6,204	6,234	21,299	21,633
Total production volume	5,494	6,253	20,271	21,992
Sales Margin - In Millions
Revenues from product sales and services	$773.7	$780.6	$2,667.9	$2,723.3
Cost of goods sold and operating expenses	518.9	513.3	1,766.0	1,747.1
Sales margin	$254.8	$267.3	$901.9	$976.2
Sales Margin - Per Long Ton
Revenues from product sales and services*	$112.70	$112.06	$113.08	$114.29
Cash cost**	65.51	64.55	65.08	64.50
Depreciation, depletion and amortization	6.13	4.64	5.65	4.66
Cost of goods sold and operating expenses*	$71.64	$69.19	$70.73	$69.16

* Excludes revenues and expenses related to domestic freight, which are offsetting and have no impact on sales margin. Revenues per ton also exclude venture partner cost reimbursements.
** Cash cost per ton is defined as cost of goods sold and operating expenses per ton less depreciation, depletion and amortization per ton, which is a non-GAAP financial measures, that management uses in evaluating operating performance. The presentation of this measure is not intended to be considered in isolation from, as a substitute for, or as superior to, the financial information prepared and presented in accordance with U.S. GAAP. The presentation of these measures may be different from non-GAAP financial measures used by other companies.

Closing Comments
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to call me at 216-694-4395.

Sincerely,

/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller
and Chief Accounting Officer